

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 27, 2016

Robert Leng
Chief Executive Officer
Universal Power Industry Corporation
1385 Broadway, Suite 603A
New York, NY 10018

> **Re:** **Universal Power Industry Corporation**
> **Form 8-K filed August 8, 2016, as amended August 23, 2016**
> **Response dated September 9, 2016**
> **File No. 000-55381**

Dear Mr. Leng:

We have reviewed your response letter dated September 9, 2016 relating to the above filing, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   Your response advises that you were not a "shell company" under Exchange Act Rule 12b-2 immediately prior to your acquisition of XPAL Power, Inc., and it cites to the increases in general and administrative expenses incurred for rent, payroll, and utilities and internet in support of your belief that your operations were greater than nominal prior to the acquisition. Notwithstanding these increased expenses, it is unclear from your response what specific steps you took in furtherance of your business such that your operations were more than nominal. Accordingly, please provide a more detailed description of your business activities in support of the conclusion that you were not a shell company prior to the acquisition, or amend your Form 8-K to provide the required Form 10 information as soon as practicable.

Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services